# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sky Harbour Group Corporation, CIK 0001823587
CUSIP: 83085C107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 136 Tower Road, Suite 205, Westchester County Airport, White Plains, New York (NY), 10604
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002138222

## Reporting persons
- Raga Partners LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Sky Harbour Group Corporation
Address of issuer's principal executive offices: 136 Tower Road, Suite 205, Westchester County Airport, White Plains, NY 10604

## Item 2. Person Filing
Name of person filing: Raga Partners LP
Address of principal business office or, if none, residence: 298 Elizabeth Street, Ground Floor, New York, NY 10012
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,000,000
Percent of class: 8.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Raga Partners LP: /s/ Atul Joshi, Atul Joshi, Chief Executive Officer (06/04/2026)